UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013

Commission File No.: 000-52699

VERIS GOLD CORP.
(Translation of the registrant’s name into English)

900 – 688 West Hastings Street
Vancouver, British Columbia
Canada V6B 1P1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _____                         Form 40- F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

See the Exhibit Index hereto for a list of the documents furnished herewith and forming a part of this Form 6-K/A. The document listed in the Exhibit Index below is hereby incorporated by reference as an exhibit to the Registration Statement of Veris Gold Corp. (the “Corporation”) on Form F-10 (File No. 333-184496), as amended or supplemented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERIS GOLD CORP.

Date: April 4, 2013	/s/ Shaun Heinrichs
Name: Shaun Heinrichs
Title: Co-Chief Executive Officer, Co-President
and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Material Change Report dated January 2, 2013 (incorporated by reference from Exhibit 99.1 to the Corporation’s Current Report on Form 6-K furnished on January 4, 2013).